UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0722
Washington, D.C. 20549	Expires: September 30, 2021
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CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	May 23, 2022

1300 East Pike Partners LLC
Solis Seattle, LLC
(Exact name of issuer as specified in its charter)

Delaware Washington	32-0570697
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2909 1st Avenue South, Seattle, Washington 98134
(Full mailing address of principal executive offices)

(206) 462-1103
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Units of LLC Interest

Item 9. Other Events.

Status of our Public Offering

1300 East Pike Partners LLC (the “Company”) is currently engaged in an offering (the “Offering”) of its units of limited liability company interest (the “Units”) pursuant to an offering circular that was qualified by the Securities and Exchange Commission on March 17, 2022. The Company is offering a maximum of $6,495,000 of Units in the Offering (the “Maximum Number of Units”). The Company will use the proceeds of the Offering to acquire up to a 49.96% equity interest (the “Interest”) in Solis Seattle, LLC (“OpCo”). OpCo’s sole asset is a recently constructed six-story mixed-use residential retail building, totaling 34,260 net rentable square feet, located in Seattle, Washington (the “Property”).

Update on Property Operations

As of May 23, 2022, all residential and retail units of the Property were leased and paying rent*. The Property also continues to benefit from its eligibility for Seattle’s Multifamily Tax Exemption (MFTE) program because more than 20% of the Property’s leasable residential units are offered at rates below-market to serve renters earning 60-90% of the area’s median income. As part of the program, OpCo is exempt from paying real estate tax on the multi-family portion of the Property for a total period of 12 years. This exemption commenced when the Property opened for business in 2020.

Distribution Policy

As of the date hereof, OpCo Manager has not declared any distributions for the second quarter ending June 30, 2022, and it expects to distribute the proceeds from its sale of the Interest to the Company to redeem a portion of the limited liability company interests in OpCo upon closing of the Offering. The percentage of OpCo being sold to the Company will be dependent upon the dollar amount of Units that are ultimately sold by the Company in the ongoing Offering. If the Maximum Number of Units are sold, the aggregate number of outstanding Units issued by the Company would be 25,980.

Provided that the interest rate on OpCo’s floating rate debt remains at 3.31% per annum, the rate in effect at April 28, 2022, OpCo expects to be able make a distribution to its members (which is expected to include the Company, depending on the timing of the closing of the Offering), for the fiscal quarter ending June 30, 2022, in an aggregate amount of $150,000, which would result in a distribution payable to the holders of the Units of $2.26 per Unit, net of expenses, based on the Maximum Number of Units being outstanding. On an annualized basis, this would amount to a distribution of $9.04 per Unit, or equivalent to an annual distribution rate of approximately 3.6%, net of expenses (principally the Platform Fee payable to LEX Markets LLC), based on the sale price of $250 per Unit in the Offering. The anticipated distribution for the fiscal quarter ending June 30, 2022, assumes the rental occupancy and rental revenues based on the leases in place as of May 1, 2022 and OpCo’s historical operating costs and debt costs all remain constant during the fiscal quarter. Accordingly, there is no assurance as to the amount of, or the fact that, any distribution will be made.

In the event that our debt costs rise or fall due to changes in the variable interest rate as set from time to time by Stern Brothers, the remarketing agent of OpCo’s outstanding bonds, then OpCo’s cash available for distribution will also increase or decrease. For example, a 25-basis point increase in the interest rate on OpCo’s debt would reduce cash flow available for distribution by approximately $0.24 per Unit per quarter assuming all of our debt expense in 2022 was based on a variable interest rate. On an annualized basis, the effect of this additional cost would result in an annual distribution rate reduction of approximately 0.38% based on the initial offering price of $250 per Unit.

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Non-US Withholding Information

The following statement is intended to be a qualified notice under Treasury Regulation Section 1.1446-4(b): Brokers and nominees should treat one hundred percent (100%) of 1300 East Pike Partners LLC’s distributions to non-U.S. investors as being attributable to income that is effectively connected with a United States trade or business. Accordingly, such distributions to non-U.S. investors are subject to federal income tax withholding at the highest applicable effective tax rate.

Forward-Looking Statements

Certain statements and information provided here may constitute “forward-looking statements.” The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on 1300 East Pike Partners LLC’s (the “Company”) current expectations and beliefs concerning future developments and their potential effect on it. While the Manager believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the will be those that it anticipates. Forward-looking statements involve significant risks and uncertainties (some of which are beyond the Company’s control) including, without limitation, the impact and duration of the COVID-19 pandemic, uncertainty around the timing of an economic recovery in the United States which will impact the real estate sector, uncertainty around the impact of the COVID-19 pandemic to our tenants and their corresponding ability to perform their obligations, uncertainty around the impact and duration of federal, state and municipal regulations related to the COVID-19 pandemic, and assumptions that could cause actual results to differ materially from the Company’s historical experience and present expectations or projections.

*The tenant in Retail A (L’Experience Paris) is awaiting SBA loan funds and is currently 45 days late in paying rent. OpCo expects a full catch-up within the next 45 days.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	1300 East Pike Partners LLC
Solis Seattle, LLC

By (Signature and Title)	/s/ Marc Coluccio, Manager

Date	May 23, 2022

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